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August 20, 2021	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mindy Hooker
John Cash
Asia Timmons-Pierce
Jay Ingram

Re:	Arteris, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 26, 2021
CIK No. 0001667011

Ladies and Gentlemen:

Arteris, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (the “Amendment No. 2”). The Company previously submitted to the Commission on June 11, 2021 a draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, as amended by Amendment No. 1 of the draft Registration Statement (“Amendment No. 1”) submitted on July 26, 2021. Amendment No. 2 has been revised to reflect the Company’s response to the comment letter to Amendment No. 1 received on August 9, 2021 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s response to the Staff’s letter.

August 20, 2021

For ease of review, we have set forth below the numbered comment of the Staff’s letter in bold type followed by the Company’s response thereto.

We will lose sales if we are unable to obtain government authorization to export certain of our products, page 38

1.	We note your response to prior comment 3. Please revise your disclosures to reflect the potential consequences reflected in the second paragraph of your response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Amendment No. 2.

* * *

August 20, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8216 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Phillip Stoup

Phillip Stoup, Esq.

of LATHAM & WATKINS LLP

cc:	K. Charles Janac, Arteris, Inc.
Paul L. Alpern, Esq., Arteris, Inc.
Jack Sheridan, Esq., Latham & Watkins LLP
Page Mailliard, Esq., Latham & Watkins LLP
Eric Jensen, Esq., Cooley LLP
Seth Gottlieb, Esq., Cooley LLP
Richard Segal, Esq., Cooley LLP